

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-mail
Mr. Martin Schuermann
Chief Executive Officer
Vision Industries Corp.
879 W. 190 St., Suite 147
Gardena, CA 90248

      Re: **Vision Industries Corp.**
               Form 10-K for the Year Ended December 31, 2011
               Filed April 17, 2012
               Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2012
               Filed November 15, 2012
               File No.: 000-53315

Dear Mr. Schuermann:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-Q for the Quarter Ended September 30, 2012

Item 4. Controls and Procedures, page 20

1.   We do not see where you included your assessment of your disclosure controls and procedures as of September 30, 2012 pursuant to Item 307 of Regulation S-K. Similarly, we note that you do not include an assessment of your disclosure controls and procedures in your March 31 and June 30, 2012 Forms 10-Q. Please amend each of these filings to include an assessment of your disclosure controls and procedures as of the end of each quarterly report. Refer to Item 307 of Regulation S-K.

2.   Please tell us how you considered the restatement of the March 31, 2012 financial statements in your evaluation of your disclosure controls and procedures as of that date and in subsequent periods. Further, your disclosures indicate that you carried out an evaluation of your internal control over financial reporting in the interim periods notwithstanding the fact that this evaluation is only required on an annual basis pursuant to Item 308 of Regulation S-K. Please explain to us how you considered the restatement of your March 31, 2012 financial statements in your voluntary interim period evaluation of your internal control over financial reporting as of March 31, June 30 and September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief